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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Sovereign Bancorp, Inc.

Full Name of Registrant

Former Name if Applicable
1500 Market Street

Address of Principal Executive Office (Street and Number)
Philadelphia, Pennsylvania 19102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Sovereign Bancorp, Inc. (“Sovereign”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “SEC”) to postpone the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”) beyond March 2, 2009, the prescribed due date for such filing.
     As disclosed in Sovereign’s Current Report on Form 8-K filed on January 30, 2009 with the SEC, Sovereign and Banco Santander, S.A. (“Santander”) consummated the transactions contemplated by the Transaction Agreement, dated as of October 13, 2008 (the “Transaction Agreement”), pursuant to which Santander acquired all of Sovereign's common stock not already owned by Santander, making Sovereign a wholly-owned subsidiary of Santander. Due to the extensive and complex disclosure process and negotiations related to the Transaction Agreement and the consummation of the transactions contemplated thereby, significant management time and resources were diverted from Sovereign's normal process of reviewing and completing the 2008 Form 10-K. As a result, Sovereign cannot, without unreasonable effort or expense, file its 2008 Form 10-K on or prior to the prescribed due date of March 2, 2009. Sovereign expects to file its 2008 Form 10-K on or before the fifteenth calendar day following the prescribed due date.
Forward-Looking Statements
This document contains statements of Sovereign's strategies, plans and objectives, estimates of future operating results for Sovereign Bancorp, Inc. as well as estimates of financial condition, operating efficiencies, revenue creation and shareholder value. These statements and estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to: general economic conditions; changes in interest rates; inflation; deposit flows; loan demand; real estate values; competition; changes in accounting principles, policies, or guidelines; technological changes; changes in consumer spending and saving habits; unanticipated regulatory or judicial proceedings; changes in asset quality; employee retention; reserve adequacy; changes in legislation or regulation or policy or the application thereof; and other economic, competitive, governmental, regulatory, and technological factors affecting Sovereign's operations, pricing, products and services.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kirk W. Walters	(215)	557-4630
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sovereign Bancorp, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2009	By	/s/ Kirk W. Walters

Name: Kirk W. Walters
Title: Chief Financial Officer